

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 17, 2009

Mr. L. Bryan Shaul
Executive Vice President and Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

> **Re:** **Sun Healthcare Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 001-12040**

Dear Mr. Shaul:

We have reviewed your supplemental response letter dated July 8, 2009 as well as your filing and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please incorporate the applicable proposed disclosures in your next Form 10-Q.

Critical Accounting Estimates

Goodwill and Accounting for Business Combination, page 43

2. We note your response to comment seven from our letter dated June 9, 2009. As previously requested, please expand your proposed disclosures to provide the following information:

   - Explain how your historical growth rates were considered when determining the growth rates used in your projections.
   - In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

- Whether or not you are aware of any reasonable changes in your assumptions that could result in a possible impairment charge.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director